
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 7, 2011

<u>Via U.S. Mail and Facsimile 919.876.6929</u>

Terry L. Stevens
Vice President and Chief Financial Officer
Highwoods Properties, Inc.
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

       Re: **Highwoods Properties, Inc.**
              Form 10-K for fiscal year ended December 31, 2010
              Filed February 9, 2011
              File No. 1-13100
              Highwoods Realty Limited Partnership
              Form 10-K for fiscal year ended December 31, 2010
              Filed February 9, 2011
              File No. 0-21731

Dear Mr. Stevens:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments. Please apply the comments noted below to the financial statements of both the company and your operating partnership.

Form 10-K for the fiscal year ended December 31, 2010

Item 2. Properties, page 12

Wholly Owned Properties, page 12

1.   To the extent your aggregate acquisitions for the reporting period are material, please disclose, in future filings, the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

2.   On page 13, you disclose annualized cash rent per square foot derived from taking the base rent plus an additional amount for December and multiplying it by 12. In future filings, please quantify the difference between your cash rental disclosure and the effective rent per square foot for your properties, which would account for tenant concessions and abatements. Also, please tell us if the "additional rent" in December that is used for your annualized calculation is representative of such rents for the 12 month period. To the extent that your non-office segments are or become material in future periods, please provide your rent per square foot disclosure for each segment.

Other Properties, page 15

3.   In future periodic reports, please disclose the percentage you own in each of these properties.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Executive Summary, page 26

4.   On page 26, you indicate a slight improvement in average rates for renewals and re-let leases in 2010 and an expectation of additional slight improvement in 2011. In future periodic reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, average tenant improvement costs, leasing commissions and tenant concessions. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.

Results of Operations, page 27

5.   In future periodic reports, in discussing period to period changes in property revenues, please discuss the relative contribution of changes in occupancy, base rent and percentage rent to overall changes in revenues.

Critical Accounting Policies, page 37

Real Estate and Related Assets, page 37

6.   We note that you capitalize development personnel salaries and related costs as development expenditures within net real estate assets. Please tell us the amount of these indirect costs capitalized for each fiscal year presented.

Non-GAAP Measures, page 41

7.   Please provide your definition of "same property" in future filings, as applicable.

Item 8. Financial Statements and Supplementary Data

Highwoods Properties, Inc.

Notes to Consolidated Financial Statements, page 60

1. Description of Business and Significant Accounting Policies, page 60

Real Estate and Related Assets, page 61

8.   We note that you record a liability for the performance of asset retirement activities when such obligation is unconditional. Please tell us how your policy complies with FASB ASC 410-20-25-2 and its use of the term probable in making such assessment of a liability.

9.   We note that you amortize below-market lease intangibles over the initial term plus the term of any below-market fixed rate renewal option. Please tell us how you determine the likelihood that a lessee will execute a below market lease renewal option.

5. Deferred Financing and Leasing Costs, page 74

10.   Please tell us and separately disclose in future periodic filings the amortization from acquired above market leases and acquired below market leases included in rental income for all period presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at 202.551.3585 or Duc Dang, Senior Counsel, at 202.551.3386 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief